                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 11-K


(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended
         December 31, 1998

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.


Commission File Number  001-04777
---------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      MATTEL, INC. PERSONAL INVESTMENT PLAN
                   MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Letterhead of PricewaterhouseCoopers LLP]


                   REPORT OF INDEPENDENT ACCOUNTANTS
                   ---------------------------------



June 18, 1999


To the Participants and Administrator of the Mattel, Inc. Personal Investment Plan and the Mattel, Inc.
 Hourly Personal Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits for each of the plans, the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan, held in the Mattel, Inc. Personal Investment Plan Master Trust present fairly, in all material respects, the net assets available for benefits of the plans at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PricewaterhouseCoopers LLP
------------------------------

               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------


                                                        December 31, 1998
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
ASSETS
------
Investment in Master Trust (Note 6)         $457,091,000   $     96,000   $457,187,000
Interest and dividends receivable                871,000              -        871,000
                                            ------------   ------------   ------------
    Total assets                             457,962,000         96,000    458,058,000
                                            ------------   ------------   ------------

LIABILITIES
----------

Excess contributions refund
  payable                                              -              -              -
                                            ------------   ------------   ------------
Net assets available for
  benefits                                  $457,962,000   $     96,000   $458,058,000
                                            ============   ============   ============

  The accompanying notes are an integral part of these financial statements.

               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------



                                                         December 31, 1997
                                             ------------------------------------------
                                                                              Total
                                                               Hourly         Master
                                                  PIP           PIP           Trust
                                             ------------   ------------   ------------
ASSETS
------
Investment in Master Trust (Note 6)          $418,828,000   $     61,000   $418,889,000
Interest and dividends receivable                 332,000              -        332,000
                                             ------------   ------------   ------------
    Total assets                              419,160,000         61,000    419,221,000
                                             ------------   ------------   ------------

LIABILITIES
----------

Excess contributions refund
  payable                                          12,000              -         12,000
                                             ------------   ------------   ------------
Net assets available for
  benefits                                   $419,148,000   $     61,000   $419,209,000
                                             ============   ============   ============

  The accompanying notes are an integral part of these financial statements.


               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                                                   Year Ended December 31, 1998
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                                $ 10,412,000   $      2,000   $ 10,414,000
    Dividends                                  2,696,000              -      2,696,000
    Net appreciation (depreciaton) in
     fair value of investments                19,271,000         (1,000)    19,270,000
                                            ------------   ------------   ------------
                                              32,379,000          1,000     32,380,000
                                            ------------   ------------   ------------
  Contributions:
    Employer                                  14,978,000         29,000     15,007,000
    Employee                                  19,546,000         39,000     19,585,000
                                            ------------   ------------   ------------
                                              34,524,000         68,000     34,592,000
                                            ------------   ------------   ------------
  Transfer from Tyco Toys, Inc.
    401(k) Savings Plan (Note 1)               7,188,000              -      7,188,000
                                            ------------   ------------   ------------

    Total additions                           74,091,000         69,000     74,160,000
                                            ------------   ------------   ------------
Deductions from net assets
 attributed to:
  Benefits paid to participants              (35,277,000)       (34,000)   (35,311,000)
                                            ------------   ------------   ------------
    Net increase                              38,814,000         35,000     38,849,000

Net assets available for benefits:
  Beginning of year                          419,148,000         61,000    419,209,000
                                            ------------   ------------   ------------
  End of year                               $457,962,000   $     96,000   $458,058,000
                                            ============   ============   ============

       The accompanying notes are an integral part of these financial statements.


               MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------


                                                        December 31, 1997
                                            ------------------------------------------
                                                                             Total
                                                              Hourly         Master
                                                 PIP           PIP           Trust
                                            ------------   ------------   ------------
Additions to net assets attributed to:
  Investment income:
    Interest                                $  8,036,000   $      3,000   $  8,039,000
    Dividends                                  2,043,000              -      2,043,000
    Net appreciation in fair value
     of investments                           60,379,000          1,000     60,380,000
                                            ------------   ------------   ------------
                                              70,458,000          4,000     70,462,000
                                            ------------   ------------   ------------

  Contributions:
    Employer                                  12,315,000         30,000     12,345,000
    Employee                                  16,171,000         18,000     16,189,000
                                            ------------   ------------   ------------
                                              28,486,000         48,000     28,534,000
                                            ------------   ------------   ------------
Transfer from Fisher-Price, Inc.
 Matching Savings Plan (Note 1)              140,589,000              -    140,589,000
                                            ------------   ------------   ------------
    Total additions                          239,533,000         52,000    239,585,000
                                            ------------   ------------   ------------

Deductions from net assets
 attributed to:
  Benefits paid to participants              (27,215,000)       (54,000)   (27,269,000)
                                            ------------   ------------   ------------
    Net increase (decrease)                  212,318,000         (2,000)   212,316,000

Net assets available for benefits:
  Beginning of year                          206,830,000         63,000    206,893,000
                                            ------------   ------------   ------------
  End of year                               $419,148,000   $     61,000   $419,209,000
                                            ============   ============   ============

       The accompanying notes are an integral part of these financial statements.

            MATTEL, INC. PERSONAL INVESTMENT PLAN MASTER TRUST
            --------------------------------------------------

                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
----------------------------------------

Mattel, Inc. (the "Company") maintains two separate savings plans which are held in the Mattel, Inc. Personal Investment Plan Master Trust (the "Master Trust"). The following description of the Mattel, Inc. Personal Investment Plan (the "PIP") and the Mattel, Inc. Hourly Personal Investment Plan (the "Hourly PIP", collectively the "Plans") is provided for general information only. Participants should refer to the respective plan agreements for a more complete description of specific plan provisions.

General
-------

The PIP, which was established November 1, 1983, is a contributory thrift savings form of a defined contribution plan covering nonunion employees of the Company and certain of its subsidiaries. The Hourly PIP, which was established July 1, 1996, is a similar type of savings plan covering certain nonunion hourly employees of the Company. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are administrated by the Company under the direction of the Pension Committee of the Board of Directors of the Company. The Plans' assets at December 31, 1998 and 1997 were held by The Northern Trust Company (the "Trustee") under the direction of the Pension Committee.

Effective January 2, 1998, the Tyco Toys, Inc. 401(k) Savings Plan (the "Tyco Plan") was merged into and became part of the Mattel, Inc. Personal Investment Plan. All assets of the Tyco Plan which were held by the Plan's trustee were transferred to the PIP Plan as of January 2, 1998, with the remaining assets submitted by the trustee on March 23, 1998, the date upon which the Tyco Plan was terminated.

On April 1, 1997, the Fisher-Price, Inc. Matching Savings Plan was merged into, and all assets were transferred to the Mattel, Inc. Personal Investment
Plan.

Contributions
-------------

For all PIP participants, with the exception of employees who also participate in the Fisher-Price Pension Plan, the Company makes automatic contributions ranging from three percent to eight percent of compensation based upon covered participants' ages, regardless of whether the employees elect to personally contribute to the Plan. The Company will match 100 percent of the first two percent of compensation contributed by an employee and 50 percent of the next four

-------

percent. In addition, each employee may contribute up to an additional eight percent of compensation, with no matching contribution by the Company.

All employees who were formerly participants in the Tyco Plan have the same employee contribution, and Company matching and automatic contribution percentages as the PIP participants.

For all PIP participants who also participate in the Fisher-Price Pension Plan, the Company makes no automatic contributions, however employees may contribute up to 15 percent of their compensation to the Plan. The Company will match 100 percent of the first two percent of compensation contributed by an employee and 50 percent of the next four percent.

For the Hourly PIP, the Company makes automatic contributions of one percent of compensation for all employees, regardless of whether the employees elect to personally contribute to the Plan. The Company will match 25 percent of the first six percent of compensation contributed by an employee during their first five years of service. The match percentage increases to 30 percent and 40 percent if the employee has between six to ten years of service and more than ten years of service, respectively. In addition, each employee may contribute up to an additional nine percent of compensation, with no matching contribution by the Company.

For both Plans, participants are permitted to direct all contributions made to the Plans into one or more of six separate investment funds: a stable asset fund, a large cap equity fund, an equity index fund, a global equity fund, a small cap equity fund and the Mattel stock fund. Participants can invest a maximum of 50 percent of their current contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund.


Vesting
-------

Each participant is immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and automatic contribution portion of the participant's account plus actual earnings thereon is based on years of continuous service. Participants become 25 percent vested after two years of credited service and vest an additional 25 percent for each additional year of service through the fifth year at which time 100 percent vesting occurs.


Participant Loans Receivable
----------------------------

Participants may borrow from their accounts from a minimum of $2,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted. The interest rate is set for the duration of the loan. As of December 31, 1998, interest rates on loans outstanding ranged from six percent to nine and a half percent. Principal and interest are paid ratably through payroll deductions.

-------

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are made based on the fund allocation percentages used for the employees' contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.


Payment of Benefits
-------------------

Upon termination of service due to death, disability, retirement or other reasons, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants automatically become 100 percent vested in their account balance if their termination is due to total disability or retirement.
As of April 1, 1997, if a participant terminates employment after age 55 with at least five years of service, in addition to being able to receive payment in a lump sum, the participant has the option to receive payment in installments over a period of 5, 10 or 15 years. These payments may be elected in monthly, quarterly, or annual installments. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plans.

Expenses of the Plan
--------------------

Expenses incurred in the administration of the Plans are paid by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plans are prepared using the accrual basis of accounting.


Valuation of Investments
------------------------

Investments held within the Master Trust are stated at their fair values. Investments held in the large cap equity fund, equity index fund, global equity fund, small cap equity fund and the Mattel stock fund are valued using quoted market prices. Investments in the stable asset fund, made primarily in guaranteed investment contracts, are valued at contract value as determined by the insurance companies. Contract value represents contributions made under a guaranteed investment contract, plus interest at the contract rate, less administrative expenses charged by the insurance company. Participant loans receivable are valued at cost which approximates fair value.

-------

Contributions
-------------

Contributions from plan participants are recorded in the period in which the Company makes payroll deductions from the employee's compensation. The Company's matching contributions are recorded in the period corresponding with the employee contributions. Employee rollover contributions are included as Employee Contributions in the financial statements.


Income Recognition
------------------

In accordance with the policy of presenting investments at current fair value, the net appreciation or depreciation in the fair value of investments during the period is reflected in the statement of changes in net assets available for benefits. Such net appreciation or depreciation in current fair value includes realized gains and losses on dispositions of securities during the period. Securities transactions are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.


Payment of Benefits
-------------------

Benefits payable to former employees are recorded in the period in which payment occurs.


Use of Estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


NOTE 3 - RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500:
----------------------------------------------------------------

There were no reconciling items in the net assets available for benefits or benefits paid to participants for the PIP and the Hourly PIP between the financial statements and the respective Forms 5500 for the years ended December 31, 1998 and 1997.

NOTE 4 - TAX STATUS OF THE PLANS:
---------------------------------

The administrator for the Plans has received determination letters from the Internal Revenue Service dated March 1, 1995 for the PIP and January 8, 1997 for the Hourly PIP which confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plan's financial statements. The Plans have been amended since receiving the determination letters, however, the Plans' administrator and the Plans' tax counsel believe that the Plans are designed and are currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION:
--------------------------

The Company anticipates that the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.


NOTE 6 - INVESTMENTS IN MASTER TRUST:
------------------------------------
The Plans' investments are held in the Master Trust and the assets of the Master Trust are held by the Trustee. At December 31, 1998 and 1997, the PIP's interest in the net assets of the Master Trust was approximately 99.98% and 99.99%, respectively. The Hourly PIP's interest in the net assets of the Master Trust was approximately .02% and .01%, respectively.

The following table presents the fair values of investments for the Master Trust. Investments that represent 5 percent or more of the Plans' net assets are separately identified.

                                         December 31, 1998
                                         -----------------
                                               Hourly
                                  PIP            PIP             Total
                             ------------   ------------     ------------
Stable Asset Fund            $160,606,000   $     59,000     $160,665,000
Large Cap Equity Fund         111,894,000          8,000      111,902,000
Equity Index Fund             110,218,000         15,000      110,233,000
Mattel Stock Fund              38,701,000          5,000       38,706,000
Global Equity Fund              9,620,000          2,000        9,622,000
Small Cap Equity Fund          15,742,000          5,000       15,747,000
Participant Loans              10,939,000          2,000       10,941,000
Money Market Account              242,000              -          242,000
                             ------------   ------------     ------------
Total investments            $457,962,000   $     96,000     $458,058,000
                             ============   ============     ============

-------

                                         December 31, 1997
                                         -----------------
                                               Hourly
                                  PIP            PIP             Total
                             ------------   ------------     ------------
Stable Asset Fund            $144,762,000   $     42,000     $144,804,000
Large Cap Equity Fund         112,768,000          4,000      112,772,000
Equity Index Fund              84,820,000          8,000       84,828,000
Mattel Stock Fund              47,136,000          5,000       47,141,000
Global Equity Fund              6,253,000          1,000        6,254,000
Small Cap Equity Fund          12,462,000          1,000       12,463,000
Participant Loans              10,869,000              -       10,869,000
Money Market Account               78,000              -           78,000
                             ------------   ------------     ------------
Total investments            $419,148,000   $     61,000     $419,209,000
                             ============   ============     ============

The Plans' administrator has directed the Trustee to invest any excess cash balances in The Northern Trust COLTV Short Term Investment Fund and the Northern Trust Co. STEP Fund, which are diversified portfolios of short-term investment securities.

-------

The following summarizes the changes in net assets available by fund for the years ended December 31, 1998 and 1997.

                                              FOR THE YEAR ENDED DECEMBER 31, 1998
                                              ------------------------------------

                                                      Participant Directed
                             ---------------------------------------------------------------------

                                 Stable       Large Cap       Equity        Mattel        Global
                                  Asset        Equity         Index          Stock        Equity
                                  Fund         Fund            Fund           Fund         Fund
                              ------------  ------------   -----------   -----------   -----------
Investment income:

  Interest                    $  8,696,000  $    780,000  $          -  $     44,000   $         -
  Dividends                        636,000     1,551,000             -       409,000       100,000
  Net appreciation
   (depreciation)
   in fair value of
   investments                     378,000    10,099,000    24,323,000   (18,499,000)    1,772,000
                              ------------  ------------  ------------  ------------   -----------
Total investment income          9,710,000    12,430,000    24,323,000   (18,046,000)    1,872,000

Contributions:

  Employer                       5,621,000     3,358,000     3,658,000     1,652,000       642,000
  Employee                       4,799,000     4,318,000     5,081,000     2,053,000       920,000

Fund transfers                   6,305,000   (12,340,000)   (2,535,000)    8,309,000       328,000

Benefit payments               (17,718,000)   (8,636,000)   (5,122,000)   (2,403,000)     (394,000)
                              ------------  ------------  ------------   -----------   -----------
Increase (decrease) in
 net assets available
for benefits                     8,717,000      (870,000)   25,405,000    (8,435,000)    3,368,000

Transfer from Tyco Toys,
 Inc. 401(k) Savings Plan        7,144,000             -             -             -             -

Net assets available for
  benefits:
  Beginning of year            144,804,000   112,772,000    84,828,000    47,141,000     6,254,000
                              ------------  ------------  ------------   -----------   -----------
  End of year                 $160,665,000  $111,902,000  $110,233,000   $38,706,000   $ 9,622,000
                              ============  ============  ============   ===========   ===========


                                                             Non-
                                                         Participant
                               Participant Directed        Directed
                             -------------------------   ------------
                             Small Cap                                      Total
                               Equity      Participant     Clearing        Master
                                Fund          Loans          Fund           Trust
                             -----------   -----------   ------------   -------------
Investment income:

  Interest                   $         -   $   898,000   $     (4,000)  $  10,414,000 (a)
  Dividends                            -             -              -       2,696,000
  Net appreciation
   (depreciation)
   in fair value of
   investments                 1,110,000             -         87,000      19,270,000
                             -----------   -----------   ------------   -------------
Total investment income        1,110,000       898,000         83,000      32,380,000

Contributions:

  Employer                       974,000             -       (898,000)     15,007,000
  Employee                     1,373,000             -      1,041,000      19,585,000 (a)

Fund transfers                   274,000      (441,000)       100,000               -

Benefit payments                (447,000)     (385,000)      (206,000)    (35,311,000)
                             -----------   -----------   ------------    ------------
Increase (decrease) in
 net assets available
 for benefits                  3,284,000        72,000        120,000      31,661,000

Transfer from Tyco Toys,
 Inc. 401(k) Savings Plan              -             -         44,000       7,188,000

Net assets available for
  benefits:
  Beginning of year           12,463,000    10,869,000         78,000     419,209,000
                             -----------   -----------   ------------    ------------
  End of year                $15,747,000   $10,941,000   $    242,000    $458,058,000
                             ===========   ===========   ============    ============

[FN]
(a) Interest income related to participant loans of $898,000 was reclassified from employee contributions to interest income.

-------

                                              FOR THE YEAR ENDED DECEMBER 31, 1997
                                              ------------------------------------

                                                      Participant Directed
                             ---------------------------------------------------------------------

                                 Stable       Large Cap       Equity        Mattel        Global
                                  Asset        Equity         Index          Stock        Equity
                                  Fund          Fund           Fund           Fund         Fund
                              ------------  ------------   -----------   -----------   -----------
Investment income:

  Interest                    $  6,738,000  $    465,000   $     4,000   $    21,000   $         -
  Dividends                        505,000     1,149,000             -       320,000        69,000
  Net appreciation
   (depreciation)
   in fair value of
   investments                   1,967,000    21,197,000    20,186,000    16,379,000        70,000
                              ------------  ------------   -----------   -----------   -----------
Total investment income          9,210,000    22,811,000    20,190,000    16,720,000       139,000

Contributions:

  Employer                       5,433,000     2,920,000     3,111,000     1,277,000       219,000
  Employee                       4,520,000     3,743,000     4,291,000     1,593,000       357,000

Fund transfers                  (7,107,000)   (1,431,000)   (2,943,000)   (5,721,000)    5,566,000

Benefit payments               (14,078,000)   (5,869,000)   (3,911,000)   (2,316,000)      (27,000)
                              ------------  ------------   -----------   -----------   -----------
(Decrease) increase in
 net assets available
 for benefits                   (2,022,000)   22,174,000    20,738,000    11,553,000     6,254,000

Transfer from Fisher-Price,
 Inc. Matching Savings Plan     31,283,000    55,252,000    28,860,000    22,122,000             -

Net assets available for
  benefits:
  Beginning of year            115,543,000    35,346,000    35,230,000    13,466,000             -
                              ------------  ------------   -----------   -----------   -----------
  End of year                 $144,804,000  $112,772,000   $84,828,000   $47,141,000   $ 6,254,000
                              ============  ============   ===========   ===========   ===========


                                                             Non-
                                                         Participant
                                Participant Directed       Directed
                             -------------------------   ------------
                             Small Cap                                      Total
                               Equity      Participant     Clearing        Master
                                Fund          Loans          Fund           Trust
                             -----------   -----------   ------------   -------------
Investment income:

  Interest                   $         -   $   791,000   $     20,000   $   8,039,000 (a)
  Dividends                            -             -              -       2,043,000
  Net appreciation
   (depreciation)
   in fair value of
   investments                   582,000             -         (1,000)     60,380,000
                             -----------   -----------   ------------    ------------
Total investment income          582,000       791,000         19,000      70,462,000
Contributions:

  Employer                       297,000             -       (912,000)     12,345,000
  Employee                       446,000             -      1,239,000      16,189,000 (a)

Fund transfers                11,193,000       443,000              -               -

Benefit payments                 (55,000)     (798,000)      (215,000)    (27,269,000)
                             -----------   -----------   ------------    ------------
(Decrease) increase in
 net assets available
 for benefits                 12,463,000       436,000        131,000      71,727,000

Transfer from Fisher-Price,
 Inc. Matching Savings Plan            -     3,072,000              -     140,589,000

Net assets available for
  benefits:
  Beginning of year                    -     7,361,000        (53,000)    206,893,000
                             -----------   -----------   ------------    ------------
  End of year                $12,463,000   $10,869,000   $     78,000    $419,209,000
                             ===========   ===========   ============    ============


(a) Interest income related to participant loans of $791,000 was reclassified from employee contributions to interest income.

                             POWER OF ATTORNEY
                             -----------------


          We, the undersigned members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan, do hereby severally constitute and appoint Jill E. Barad, Ned Mansour, Robert Normile, Christopher O'Brien and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as members of said Committee and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plans to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan have duly caused this Annual Report on Form 11-K to be signed on behalf of the Plans by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 29, 1999.



                                      MATTEL, INC. PERSONAL
                                      INVESTMENT PLAN

                                      AND

                                      MATTEL, INC. HOURLY
                                      PERSONAL INVESTMENT
                                      PLAN
                                      -------------------------------
                                         (Name of Plans)


                                      By: /s/ Harold Brown
                                          ---------------------------
                                          Harold Brown

                                      By: /s/ Christopher A. Sinclair
                                          ---------------------------
                                          Christopher A. Sinclair